NORTHEAST BANCORP
Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Year Ended	Year Ended
	June 30, 2010	June 30, 2009
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,321,894	2,319,830

Total Diluted Shares	2,334,339	2,321,929

Net Income	$1,718,672	$958,989
Less:
Preferred Stock Dividend	211,350	117,038
Accretion of Preferred Stock	26,430	14,483
Amortization of issuance costs	5,201	2,866

Net income available to common stockholders	$1,475,691	$824,602

Basic Earnings Per Share	$0.64	$0.36

Diluted Earnings Per Share	$0.63	$0.36